UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-16169

EXELON CORPORATION

EMPLOYEE SAVINGS PLAN

(Full title of the Plan)

EXELON CORPORATION

(a Pennsylvania Corporation)

10 South Dearborn Street

P.O. Box 805379

Chicago, Illinois 60680-5379

(312) 394-7398

(Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive offices)

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of the

Exelon Corporation Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Exelon Corporation Employee Savings Plan (the “Plan”) as of December 31, 2013 and 2012 and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, the information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois

June 13, 2014

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
ASSETS

Investments at fair value
Plan interest in investments of the Exelon Corporation Defined Contribution Retirement Plans Master Trust (see Note 3):
Exelon Corporation common stock	$179,204,528	$202,873,042
Registered investment company securities	1,889,939,212	2,087,782,865
Common/collective trust funds, including short-term investment funds	2,775,567,503	1,764,589,675

Total interest in investments of the Exelon Corporation Defined Contribution Retirement Plans Master Trust	4,844,711,243	4,055,245,582
Other assets (liabilities) of the Exelon Corporation Defined Contribution Retirement Plans Master Trust
Due from brokers for securities sold	—	1,025,461
Interest and dividends receivable	929,966	1,879,264
Due to brokers for securities purchased	(587,626)	—
Other payables	(287,290)	(138,607)

Total interest in net assets of the Exelon Corporation Defined Contribution Retirement Plans Master Trust	4,844,766,293	4,058,011,700

Receivables
Participant contributions	4,662,252	3,779,275
Employer contributions
Fixed match contribution	1,404,559	1,139,501
Profit-sharing contribution	3,099,383	—
Notes receivable from participants	87,585,155	82,473,151

Total receivables	96,751,349	87,391,927

Net assets reflecting investments at fair value	4,941,517,642	4,145,403,627
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (see Note 2)	(8,400,666)	(16,055,567)

NET ASSETS AVAILABLE FOR BENEFITS	$4,933,116,976	$4,129,348,060

The accompanying Notes are an integral part of these Financial Statements.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2013
ADDITIONS
Contributions
Participant	$160,981,373
Employer fixed match	63,011,979
Employer profit-sharing	3,099,383
Rollover	5,576,982

Total contributions	232,669,717

Investment income
Plan interest in investment income from the Exelon Corporation Defined Contribution Retirement Plans Master Trust	833,844,338
Interest income from participant loans	3,795,110

Total investment income	837,639,448

Total additions	1,070,309,165

DEDUCTIONS
Participant withdrawals and distributions	267,785,204
Administrative expenses	111,835

Total deductions	267,897,039

Net increase before transfers	802,412,126
Net assets transferred from other plans	1,356,790

Net increase after transfers	803,768,916

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	4,129,348,060

End of year	$4,933,116,976

The accompanying Notes are an integral part of these Financial Statements.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following description of the Exelon Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. The official text of the Plan, as amended, should be read for more complete information.

General

The Plan was established by Commonwealth Edison Company, effective March 1, 1983, to provide a systematic savings program for eligible employees and to supplement such savings with employer matching contributions. On March 30, 2001, the Commonwealth Edison Employee Savings and Investment Plan was combined with the PECO Energy Company Employee Savings Plan to become the Exelon Corporation Employee Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “Code”). The Exelon Corporation Stock Fund is invested primarily in Exelon common stock and is intended to be an Employee Stock Ownership Plan under Code Section 4975(e)(7).

Exelon Corporation (“Exelon”) is the sponsor of the Plan. Exelon’s Director of Employee Benefit Plans and Programs, is the administrator of the Plan (the “Plan Administrator”). The Plan Administrator has the responsibility for the day-to-day administration of the Plan. Exelon, acting through the Exelon Investment Office, is responsible for the selection and retention of the Plan’s investment options and any investment manager that may be appointed under the Exelon Corporation Defined Contribution Retirement Plans Master Trust (the “Master Trust”). The Northern Trust Company is the Plan trustee (“Trustee”) and Aon Hewitt is the Plan recordkeeper (“Recordkeeper”).

Generally, any regular employee whose employment is subject to a collective bargaining agreement that provides for participation in the Plan and any regular non-represented employee of a subsidiary of Exelon that is designated by Exelon as participating in the Plan (such subsidiary referred to individually as a “Company” and such subsidiaries referred to collectively as the “Companies”) is eligible to elect to participate in the Plan. Participating employees include employees represented by: International Brotherhood of Electrical Workers (“IBEW”) Locals 15 and 614; Utility Workers of America Local 369; Security, Police & Fire Professionals of America Locals 228 and 328; Service Employees International Union Local 1; United Government Security Officers of America Locals 12, 17 and 18; and United Security Services Union Local 1. Employees hired on or after April 6, 2009 who do not make a participation election within 90 days after their date of hire will automatically be enrolled in the Plan as soon as administratively possible after their 90th day of employment with a pre-tax deferral of 3% of eligible pay per pay period and 1% increase each March 1st, beginning with the second calendar year that begins after automatic enrollment first applies to the participant, until a total maximum pre-tax deferral of 5% of eligible pay is reached. Contributions to the Plan will be automatically invested in the Vanguard Target Retirement Fund that corresponds to the participant’s anticipated retirement date (based on the participant’s birth date.) A participant who is subject to automatic enrollment may elect within 90 days of the first automatic contribution, to withdraw all automatic contributions adjusted for any investment gains or losses. Such a withdrawal would be subject to federal income tax but not to any early withdrawal penalty. Additionally, the participant will forfeit any employer matching contributions made with respect to such automatic contributions.

Participant Contributions

The Plan permits salaried, non-represented hourly and participating represented employees to contribute between 1% and 50% of eligible pay each pay period on a pre-tax basis, an after-tax basis, a Roth basis or a combination of the three, subject to certain Internal Revenue Service (“IRS”) limitations.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions, called “catch-up” contributions to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions to the Plan will reach the applicable annual IRS limit on that type of contribution or be contributing at the maximum base pay level. Catch-up contributions are not credited with the Company’s fixed or profit-sharing matching contribution.

Company Matching Contributions

Effective January 1, 2010, with respect to non-represented employees, except non-exempt craft and clerical employees assigned to the Peach Bottom, Limerick, Outage Services East, Philadelphia Electric Company or Texas generating plant, Exelon provides both a fixed and annual profit-sharing match. Under the fixed match, Exelon matches 60% of the first 5% of a participant’s eligible pay contributed per pay period, by the employee for a maximum annual fixed match percentage of 3% of the participant’s eligible pay. Additionally, with respect to such employees, Exelon may make an annual profit-sharing match of up to 3% of eligible pay contributed per pay period, based on earnings per share goals established by the Compensation Committee of Exelon’s Board of Directors (the “Committee”). Combined, the total employer match (fixed and profit-sharing) is an annual maximum of up to 6% of a participant’s eligible pay. Any profit-sharing match will be contributed to the Plan after the end of each calendar year. The 2013 profit-sharing match contributed in 2014 was $3,099,383. There was no 2012 profit-sharing match contributed in 2013. Generally, a participant must be employed on the last day of a calendar year to receive the profit-sharing match for that year. In the event a participant terminates employment during the calendar year due to death, long-term disability or retirement (age 50 and completion of 10 years of service with the Company) or in the event a participant terminates employment with the Company and receives benefits under the severance plan, the participant will be eligible to receive a profit-sharing match.

Employer matching contributions for represented employees are based on the applicable collective bargaining agreement.

Investment Options

The Plan’s investments are held in the Master Trust, which was established in 2006, for the investments of the Plan and other savings plans sponsored by Exelon. The Plan investments are fully participant-directed, and the Plan is intended to satisfy Section 404(c) of ERISA.

Participant Loans

A participant may, upon application, borrow from the Plan. Only one loan is permitted to a participant in any calendar year with a maximum of five (as of April 6, 2009, three for non-represented employees and employees whose collective bargaining agreement limits loans to three) outstanding at any time, and the amount of any loan shall not be less than $1,000. The aggregate amount of all outstanding loans may not exceed the lesser of (i) 50% of a participant’s vested balance in the Plan or (ii) $50,000 minus the excess of the highest outstanding balance of all loans from the Plan to the participant during the previous 12-month period over the outstanding balance of all loans from the Plan to the participant on the day the loan is made. For loans other than home loans, the maximum term is five years. For a home loan, the maximum term is fifteen years and the minimum is five years. The interest rate on all loans is the prime rate for commercial loans plus 1%. Principal and interest is paid ratably through monthly payroll deductions or direct payment, as applicable. No lump-sum or installment distribution from the Plan will be made to a participant who has received a loan, or to a beneficiary of any such participant, until the loan, including interest, has been repaid out of the funds otherwise distributable. In the event a participant defaults on the repayment of a loan, the loan will be considered a taxable distribution and may be subject to an early withdrawal penalty. To date, the Plan has not experienced any collectability issues with participant loans.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Withdrawals by Participants While Employed

A participant may withdraw up to the entire balance of his or her after-tax contributions account once each calendar year. After making such a withdrawal, the participant must wait six months before making a new election to resume after-tax contributions to the Plan if the distribution is received by the participant before attainment of age 59 1⁄2. A participant may also withdraw up to an amount equal to the balance in his or her rollover account.

A participant may make withdrawals from his or her before-tax, catch-up, matching, Roth, Roth catch-up and Roth rollover contributions accounts, but only if the participant has attained age 59 1⁄2 or, prior to that age, only in an amount required to alleviate financial hardship as defined in the Code and regulations promulgated thereunder. Financial hardship withdrawals from a before-tax contributions account suspend the participant’s right to make contributions to the Plan for six months.

While any loan to the participant remains outstanding, the maximum amount available for withdrawal shall be the balance in such account less the balance of all outstanding loans.

Distributions upon Termination of Employment

Upon termination of employment, including the retirement, total disability or death of a participant, a participant is entitled to the distribution of his or her entire account balance. Such distribution will be made, as elected by the participant, in the form of either a lump-sum payment or in substantially equal annual, quarterly or monthly installments over a period not exceeding the lesser of 15 years or the life expectancy of the participant or beneficiary. A participant may elect to defer distributions until age 70 1⁄2. If the value of a participant’s account is $1,000 or less, the participant will receive a lump sum distribution from the Plan upon termination of employment. If the value of a participant’s account is greater than $1,000, the participant can leave his or her account in the Plan. Generally, distributions will be taxed as ordinary income in the year withdrawn and may also be subject to an early withdrawal penalty if taken before age 59 1⁄2, unless eligible rollover distributions are rolled over to another qualified plan or an Individual Retirement Account (“IRA”). A 20% mandatory federal income tax withholding applies to withdrawals that are eligible for rollover, but which are not directly rolled over to another qualified plan or an IRA. If a participant does not specify the form and timing of the participant’s distribution, the benefit generally will be paid in installments beginning no later than April 1 of the calendar year following the calendar year in which the participant attains age 70 1⁄2.

Plan Costs

A participant’s account balance will be charged with certain fees and expenses. Asset-based fees (e.g., management fees and other operating expenses) are used to cover the expenses related to running an investment fund, and are generally deducted directly from a participant’s investment returns.

Plan administration fees cover the day-to-day expenses of administering the Plan, and may be charged directly to a participant’s account, covered by a portion of the asset-based fees deducted directly from investment returns, or paid through revenue-sharing payments made from investment managers to the Recordkeeper. Transaction-based fees also may be charged with respect to optional features offered under the Plan (e.g., loans), and are charged directly against a participant’s account balance.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (i) the Companies’ corresponding contributions and (ii) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant elections or account balances, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting of Participants’ Accounts

Participants are fully vested in their accounts at all times.

Investment Income

Dividends and earnings received on all funds, with the exception of the Exelon Corporation Stock Fund, are automatically reinvested in the fund to which those earnings apply.

Employee Stock Ownership Plan

If a participant invests any portion of his or her account in the Exelon Corporation Stock Fund and is eligible to receive dividend distributions from the Plan, then the participant is deemed to have elected to have the dividends reinvested in the Exelon Corporation Stock Fund. If the participant prefers to receive any such dividends in cash, he or she can so elect by contacting the Plan Recordkeeper. Dividends distributed to the participant in cash from the Plan are subject to income tax as a dividend and not subject to an early withdrawal penalty.

2.	Summary of Significant Accounting Policies

General

The Plan follows the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Withdrawals and distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s interest in the Master Trust is stated at fair value, with the exception of the Fidelity Managed Income Portfolio II Class 3 Fund (“MIP II”), which is stated at contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the Plan interest in investment income from the Master Trust. See Note 3 – Fair Value of Interest in Master Trust for further information.

Fully Benefit-Responsive Investment Contracts

The investments of the MIP II fund include fully benefit-responsive investment (“wrap”) contracts. The objective of investing in wrap contracts is to ensure this fund’s ability to distribute benefits at “contract value”, which is equal to a participant’s principal balance plus accrued interest. In a typical wrap contract, if the fund’s underlying assets have been exhausted by investor redemptions, the issuing bank or insurance company agrees to pay a fund the contract value of remaining redemptions, provided all the terms of the wrap contract have been met. Wrap contracts may include terms that establish limits on the fund’s investments, such as maximum duration limits, minimum credit standards, and diversification requirements.

Wrap contracts accrue interest using a formula called the “crediting rate.” The crediting rate is the discount rate that equates the estimated future market value with the fund’s current contract value and is reset quarterly. The crediting rate may be impacted by factors that include: contributions, withdrawals by participants, the current yield and duration of the assets underlying the contract, and the existing difference between the fair value of the securities and the contract value of the assets within the insurance contract.

To the extent the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value, and the future crediting rate may be higher than the current market rates. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%. The average current yield earned by the Master Trust as of December 31, 2013 and 2012 was computed to be 1.59% and 1.73%, respectively. The average current yield earned by the Master Trust as adjusted to reflect the actual interest rate credited to participants as of December 31, 2013 and 2012 was 1.14% and 1.28%, respectively.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using contract value basis for fully benefit-responsive investment contracts.

Investments in wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids, discount rate, and the duration of the underlying securities. The following table presents the fair value of Plan funds with investment contracts and the adjustment required to report at contract value:

	December 31,
	2013	2012
MIP II at fair value	$596,790,947	$592,025,846
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,400,666)	(16,055,567)

MIP II at contract value	$588,390,281	$575,970,279

The issuer may terminate a wrap contract at any time. If the termination is the result of the fund’s failure to meet the wrap contract terms and the market value of the portfolio’s assets is below contract value at the time of termination, the terminating wrap provider would not be required to make a payment to the portfolio. If they were to occur, certain events would limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan (including complete or partial plan termination or merger with another plan), (ii) changes to the Plan’s prohibition on competing investment options, (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of subsidiaries) which cause a significant withdrawal from the Plan, or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

As of January 1, 2014, the Plan is no longer invested in MIP II fund. The Plan liquidated the MIP II at contract value and added the Northern Trust US Government Short-Term Investment Fund to the investment menu on January 1, 2014.

Notes Receivable from Participants

Notes receivable from participants are valued at their unpaid principal balance plus accrued interest.

Reclassifications

Certain prior year amounts have been reclassified for comparative purposes. These reclassifications did not affect net assets available for benefits.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Fair Value of Interest in Master Trust

The Plan established a Master Trust Agreement with the Trustee for the purpose of investing assets of the Plan and several other savings plans sponsored by Exelon. The Master Trust includes investment options that are not offered in every participating plan. Interest and dividends along with net depreciation or appreciation in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s equitable share of the various investment funds and portfolios that comprise the Master Trust.

At December 31, 2013 and 2012, the Plan’s interest in the investments of the Master Trust was approximately 97.42% and 97.46%, respectively.

Recurring Fair Value Measurements

To increase consistency and comparability in fair value measurements, the FASB established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

•	Level 1 — unadjusted quoted prices in active markets for identical assets for which the Plan has the ability to access as of the reporting date. Financial assets valued using Level 1 inputs include Exelon Corporation common stock and registered investment company securities.

Exelon Corporation Common Stock. The Exelon Corporation Employee Savings Plan is the only Plan within the Master Trust that invests in Exelon Corporation common stock. Exelon Corporation common stock is valued at the closing price reported by the New York Stock Exchange.

Registered Investment Company Securities. Registered investment company securities are investment funds maintained by investment companies that hold certain investments in accordance with a stated set of fund objectives, usually mutual funds. These funds have values that are publicly quoted on a daily basis in active markets.

•	Level 2 — inputs other than quoted prices included within Level 1 that are directly observable for the asset or indirectly observable through corroboration with observable market data. Financial assets valued using Level 2 inputs include common/collective trust funds.

Common/Collective Trust Funds. Common/collective trust funds are maintained by investment companies and hold certain investments in accordance with a stated set of fund objectives. For common/collective trust funds which are not publicly quoted, the fund administrators value the funds using the net asset value per fund share, derived from the quoted prices in active markets of the underlying securities.

•	Level 3 — unobservable inputs, such as internally-developed pricing models for the asset due to little or no market activity for the asset. The Plan does not have any financial assets utilizing Level 3 inputs.

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2013 and 2012.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan’s Statements of Net Assets Available for Benefits include its share of investments maintained in the Master Trust measured at fair value on a recurring basis. The following tables present the fair value of assets in the Master Trust and their level within the fair value hierarchy, as well as other net assets not classified as of December 31, 2013 and 2012:

As of December 31, 2013

	Level 1	Level 2	Level 3	Total
Master Trust Investments:
Exelon Corporation common stock	$179,204,528	$—	$—	$179,204,528
Common/collective trust funds including short-term investment funds:
Domestic equity funds	—	870,566,347	—	870,566,347
Target date/blended strategy funds	—	658,203,661	—	658,203,661
Stable value funds	—	615,766,469	—	615,766,469
Balanced funds	—	505,074,909	—	505,074,909
Fixed income funds	—	135,825,185	—	135,825,185
International equity funds	—	56,985,368	—	56,985,368
Short-term investment funds	—	5,506,637	—	5,506,637
Registered investment company securities:
Domestic equity funds	1,569,286,171	—	—	1,569,286,171
Fixed income funds	209,919,561	—	—	209,919,561
International equity funds	165,960,867	—	—	165,960,867

Total Master Trust investments	2,124,371,127	2,847,928,576	—	4,972,299,703
Other net assets				73,774

Total net assets of Master Trust	$2,124,371,127	$2,847,928,576	$—	$4,972,373,477

As of December 31, 2012

	Level 1	Level 2	Level 3	Total
Master Trust Investments:
Exelon Corporation common stock	$202,873,042	$—	$—	$202,873,042
Common/collective trust funds, including short-term investment funds:
Domestic equity funds	—	628,223,789	—	628,223,789
Target date/blended strategy funds	—	483,943,463	—	483,943,463
Stable value funds	—	609,352,047	—	609,352,047
Fixed income funds	—	50,217,834	—	50,217,834
International equity funds	—	38,274,716	—	38,274,716
Short-term investment funds	—	2,753,779	—	2,753,779
Registered investment company securities:
Domestic equity funds	1,185,399,189	—	—	1,185,399,189
Fixed income funds	395,185,825	—	—	395,185,825
International equity funds	140,555,237	—	—	140,555,237
Balanced funds	423,388,866	—	—	423,388,866

Total Master Trust investments	2,347,402,159	1,812,765,628	—	4,160,167,787
Other net assets				2,815,226

Total net assets of Master Trust	$2,347,402,159	$1,812,765,628	$—	$4,162,983,013

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

On January 4, 2013, several registered investment company securities were replaced with similar common/collective trust investment options.

Investment income of the Master Trust for the year ended December 31, 2013 included the following:

Year Ended December 31, 2013
Exelon Corporation common stock dividends	$14,448,218
Other interest and dividends	17,501,605

Based on quoted market prices:
Depreciation in Exelon Corporation common stock	(15,663,602)
Appreciation in registered investment company securities	432,444,946

Based on estimated fair value:
Appreciation in common/collective trust funds	408,142,150

Total investment income of the Master Trust	856,873,317

Administrative expenses not directly allocated to the plans	(916,214)

Total net investment income of Master Trust	$855,957,103

For the year ended December 31, 2013 the Plan’s percent interest in the income of the Master Trust is 97.42%.

The fair values of the Master Trust’s investments that represent 5% or more of the Master Trust’s net assets, at December 31, 2013 and 2012, are summarized as follows:

	December 31,
	2013	2012
Blackrock Equity Index Fund - Class T	$720,659,020	$561,316,466
Fidelity Managed Income Portfolio II - Class 3	615,766,468	609,352,048
Fidelity Growth Company Fund	597,590,942	449,190,585
T. Rowe Price Capital Appreciation Trust (2)	505,074,909	—
T. Rowe Price Capital Appreciation Fund (2)	—	423,388,866
Fidelity Contrafund	491,455,288	388,479,122
Fidelity Low-Priced Stock Fund	290,823,357	236,257,544
PIMCO Total Return Fund - Institutional Class (1)	209,919,561	289,479,760
Exelon Corporation Stock Fund (1)	179,204,528	202,873,042

(1)	This fund did not represent 5% or more of the Plan’s net assets as of December 31, 2013; however, it is included in this table because the balance is greater than 5% of the Plan’s net assets as of December 31, 2012.
(2)	This investment was a registered investment company security at December 31, 2012 and a common/collective trust fund at December 31, 2013.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.	Risks and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest, market and credit risk. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

From time to time, investment managers may use derivative financial instruments including futures, forward foreign exchange, and swap contracts. Derivative instruments may be used to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan’s exposure is limited to the fund(s) utilizing such derivative investments. Risks of entering into derivatives include the risk of an illiquid market, inability of a counterparty to perform, or unfavorable movement in foreign currency exchange rates, interest rates, or the underlying securities.

Some investment managers may engage in securities lending programs in which the funds lend securities to borrowers, with the objective of generating additional income. The borrowers of fund securities deliver collateral to secure each loan in the form of cash, securities, or letters of credit, and are required to maintain the collateral at a level no less than 100% of the market value of the loaned securities. Cash collateral is invested in common/collective trust funds or collateral pools. Participation in securities lending programs involves exposure to the risk that the borrower may default and there may be insufficient collateral to buy back the security. Lenders of securities also face the risk that invested cash collateral may become impaired or that the interest paid on loans may exceed the amount earned on the invested collateral. The Plan’s exposure is limited to the funds that lend securities.

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012
Net Assets Available for Benefits per the Financial Statements	$4,933,116,976	$4,129,348,060
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	8,400,666	16,055,567

Net Assets Available for Benefits per the Form 5500	$4,941,517,642	$4,145,403,627

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500:

Year Ended December 31, 2013
Net increase in Net Assets Available for Benefits per the Financial Statements	$803,768,916
Add: Adjustment from contract value to fair value for fully benefit- responsive investment contracts at end of year	8,400,666
Less: Adjustment from contract value to fair value for fully benefit- responsive investment contracts at beginning of year	(16,055,567)

Net increase in Net Assets Available for Benefits per the Form 5500	$796,114,015

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value.

6.	Income Tax Status

The Plan obtained its latest determination letter on October 25, 2013 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan is qualified under Section 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan design remains in compliance with the applicable requirements of the Code. Therefore, it is believed that the Plan was qualified and the related Master Trust was tax-exempt as of the financial statement date.

7.	Plan Termination

The Plan may be amended, modified or terminated by Exelon at any time. The Plan may also be terminated if the IRS disqualifies the Plan. Termination of the Plan with respect to a participating employer may occur if there is no successor employer in the event of dissolution, merger, consolidation or reorganization of such employer company. In the event of full or partial termination of the Plan, assets of affected participants of the terminating employer or employers shall remain 100% vested and distributable at fair market value in the form of cash, securities or annuity contracts, in accordance with the provisions of the Plan.

8.	Related-Party Transactions

Investment options in the Plan include common/collective trust funds managed by the Trustee or its affiliates. Certain Plan administrative fees may be paid through revenue-sharing arrangements between the Recordkeeper and investment managers. Finally, the Master Trust holds shares of Exelon Corporation common stock. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no known prohibited transactions with a party-in-interest.

9.	Plan Transfers

In 2013, there were transfers totaling $1,613,654 to the Plan ($832,709 from the Exelon Employee Savings Plan for Represented Employees at TMI and Oyster Creek and $780,945 from the Exelon Employee Savings Plan for Represented Employees at Clinton). In 2013, there were transfers totaling $256,864 from the Plan to the Exelon Employee Savings Plan for Represented Employees at TMI and Oyster Creek.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

10.	Subsequent Events

On July 1, 2014, the Constellation Energy Group, Inc. Employee Savings Plan will be merged into the Plan.

On July 1, 2014, changes will be made to the investment options offered under the Plan. Many of the current investment options will be replaced with a menu of funds that include custom Target Retirement Fund options, three new custom funds, two passive options, and two existing options: the Northern Trust US Government Short-Term Investment Fund and the Exelon Corporation Stock Fund.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

Schedule H, Part IV, Item 4i of Form 5500

Employer Identification Number 23-2990190, Plan Number 003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	(e) Current Value
	* Interest in net assets of Master Trust, at fair value		$4,844,766,293

	Participant loans	Interest rates: 4.25% - 10.50%	87,585,155

	Total investments		$4,932,351,448

*	Represents party-in-interest

Column (d), cost, has been omitted as investments are participant directed.

EXHIBIT INDEX

Exhibit filed with Form 11-K for the year ended December 31, 2013:

Exhibit No.	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Exelon Corporation Employee Savings Plan

Date: June 24, 2014	/s/ Jennifer Franco
Jennifer Franco
Plan Administrator